

December 17, 2014

Mr. Michael D. Devlin
President and Chief Executive Officer
Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

Re: **Cape Bancorp, Inc.**
Registration Statement on Form S-4
Filed November 11, 2014
File No. 333-200445
Form 10-K for the fiscal year ended December 31, 2013
File No. 001-33934
Colonial Financial Services, Inc.
Form 10-K for the fiscal year ended December 31, 2013
File No. 001-34817

Dear Mr. Devlin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dear Shareholder Letters

1. Disclose the percentage of the combined company to be held by Colonial Financial Services shareholders following the merger.

2. Please indicate the trading price of Cape Bancorp stock on the date prior to the merger announcement and as of a recent date and calculate the implied value of 1.412 shares on each date.

Questions and Answers, page 1

3. Add a new section summarizing how the cash and stock portions of the consideration will be
    allocated.

What Will Colonial Financial Stockholders Receive in the Merger, Page 1

4. Please indicate the implied value of the stock consideration as of a recent date.

5. Replace the reference to the Merger Agreement with a cross reference to a new section in the
    prospectus that summarizes the formula for reducing the cash consideration.

6. Make corresponding changes to the Summary on page 12 and throughout the documents, as
    appropriate.

What are the Material U.S. Federal Income Tax Consequences of the Merger…, page 5

7. State clearly the tax consequences of the stock consideration. State that you have received a
    legal opinion that the stock portion of the merger consideration will be tax free to
    shareholders and state that you filed the legal opinion as an exhibit to the registration
    statement. Make corresponding changes in the Summary section on page 16 and main tax
    section on page 77 in response to this comment.

Summary

Interests of Certain Persons in the Merger…, page 15

8. Please quantify the aggregate amount each director and officer will receive as a result of the
    merger.

9. Clarify which interests are not subject to the FDIC golden parachute rules.

Material Tax Consequences of the Merger, page 77

10. Revise the last sentence of the first paragraph on page 78 because it assumes the substance of
    the opinion you are required to provide.   Substitute "the following discussion assumes that
    the merger will constitute a reorganization…" with "the following discussion is the opinion
    of Luse Gorman Pomerenk & Schick." And state clearly that it is counsel's opinion that the
    merger will constitute a Section 368(a) reorganization.

11. Because you are filing a short-form tax opinion confirming that the disclosures in this section
    are the opinion of counsel, the language here must be the full opinion of counsel.

Description of the Merger, page 41

12. Please provide the staff with all opinions, reports or other presentations provided by the
financial advisors to the relevant companies.

Background of the Merger, page 41

13. Disclose the price offered by Cape in its indication of interest in July 2014.

14. Clarify how the exchange ratio and cash price were determined.

15. Clarify how the stock and cash consideration mix was determined or negotiated.

FinPro's Compensation and Other Relationships with Colonial Financial, Page 69

16. Please disclose the aggregate compensation received by FinPro in the past two years for all
services. Please refer to Section 1015(b)(4) of Regulation M-A.

Recommendation of Cape Bancorp, Inc. Board of Directors and Reasons…, page 70

17. If the referenced accretion to earnings per share or cost savings have been quantified, please
disclose.

Part II

Exhibit 8.1

18. Opining that that the discussion contained in the prospectus "fairly summarizes the federal
income tax consequences" is not sufficient to satisfy the opinion requirement of Item 601
(b)(8) because a description of the law does not satisfy the requirement to provide an opinion
on the material tax consequences of the transaction. Counsel must opine on the tax
consequences of the offering, not the manner in which they are described in the prospectus.
Please confirm that the disclosures in the prospectus are the opinion of counsel. Refer to
Corporation Finance's Staff Legal Bulletin No. 19 for further guidance.

Annex D

19. Please Eliminate the word "solely" in the penultimate paragraph, reliance on the fairness
opinion may not be limited by person.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3491 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director